UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D ☐  Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2010

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

China Shuangji Cement Ltd.

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Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

221 Linglong Road

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Address of Principal Executive Office (Street and Number)

Zhaoyuan City, Shandong Province, PRC 256400

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information, in particular its financial statements for the quarter ended March 31, 2010, required to be included in its March 31, 2010 Form 10-Q Quarterly Report. The Company expects to file its March 31, 2010 Form 10-Q Quarterly Report with the U.S. Securities and Exchange Commission within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michelle Zhu

626

715-3880

 (Name)

(Area Code)

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed on a Form 8-K/A filed on May 5, 2010, management of the Company has concluded that its financial statements for the year ended December 31, 2008 did not properly account for certain items and as a result the Company intends to restate its financial statements for the year ended December 31, 2008 and file an amendment to the Company’s 10-K for the year ended December 31, 2008.   As such, the Company’s consolidated earnings statements for the quarter ended March 31, 2010 may reflect a significant change in results of operations from the corresponding period for the last fiscal year.

CHINA SHUANGJI CEMENT LTD.

__________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   CHINA SHUANGJI CEMENT LTD.

Date :  May 17, 2010

By /s/Michelle Zhu

Michelle Zhu, Chief Financial Officer

Endnotes

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.